KELSO TECHNOLOGIES INC.

Consolidated Financial Statements

For the three months ended March 31, 2025

(Unaudited - Prepared by Management)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL REPORT

The accompanying unaudited consolidated interim financial report of the Company has been prepared by and is the responsibility of the Company's management.  The Company's independent auditor has not performed a review or audit of this financial report.

Kelso Technologies Inc. Consolidated Interim Statements of Financial Position at March 31, 2025 and December 31, 2024 (Unaudited – Prepared by Management) (Expressed in US Dollars)

	March 31,	December 31,
	2025	2024
Assets
Current
Cash (Note 5)	417,188	153,147
Accounts receivable (Note 5)	1,596,583	1,091,304
Prepaid expenses (Note 5)	53,005	30,876
Inventory (Note 6)	2,617,988	3,042,749
Assets held for sale (Note 16)	70,187	89,719
	4,754,951	4,407,795

Property, plant and equipment (Note 7)	2,123,026	2,162,549
Intangible assets (Note 8)	1	1

TOTAL ASSETS	6,877,978	6,570,345

Liabilities
Current
Accounts payable and accrued liabilities (Note 5)	2,040,785	2,138,658
Income tax payable	68,024	68,024
Current portion of lease liability (Note 9)	56,997	56,997
RSU liability (Note 10)	18,730	18,730
	2,184,536	2,282,409

Long term portion of lease liability (Note 9)	52,077	58,906
TOTAL LIABILITIES	2,236,613	2,341,315

Shareholders' Equity
Capital Stock (Note 10)	27,335,459	27,335,459
Reserves	4,799,204	4,799,204
Deficit	(27,493,298)	(27,905,633)
	4,641,365	4,229,030
TOTAL LIABILITIES AND EQUITY	6,877,978	6,570,345

Approved on behalf of the Board:

"Jesse Crews" (signed)	"Paul Cass" (signed")
Jesse Crews, Director	Paul Cass, Director

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Changes in Equity For the three months ended March 31, 2025 and 2024(Unaudited – Prepared by Management) (Expressed in US Dollars)

	Capital Stock
	Number of
	Common
	Shares	Amount	Reserve	Deficit	Total
Balance, December 31, 2023	54,443,422	$27,183,439	$4,820,145	$(23,283,336)	$8,720,248
Shares issued for RSUs	716,664	152,020	(152,020)	-	-
Share-based expense	-	-	165,510	-	165,510
Repurchase of RSUs	-	-	(34,431)	-	(34,431)
Net loss for the year	-	-	-	(4,622,297)	(4,622,297)
Balance, December 31, 2024	55,160,086	$27,335,459	$4,799,204	$(27,905,633)	$4,229,030
Net profit for the period	-	-	-	412,335	412,335
Balance, March 31, 2025	55,160,086	$27,335,459	$4,799,204	$(27,493,298)	$4,641,365

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Operations and Comprehensive Income Loss For the three months ended March 31, 2025 and 2024 (Expressed in US Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2025	March 31, 2024
Revenues	$3,158,074	2,652,604
Cost of Goods Sold	1,748,320	1,542,778
Gross Profit	1,409,754	1,109,826
	45%	42%
Expenses
Management fees (Note 11)	196,077	180,000
Consulting and filing fees	36,108	48,589
Investor relations	-	21,000
Accounting and legal	68,582	50,195
Office and administration	509,981	551,520
Research	66,957	91,583
Travel	37,352	28,384
Marketing	91,768	89,271
Foreign exchange loss (gain)	(105,794)	(25,218)
Amortization	3,741	4,176
	904,772	1,039,500
Income (Loss) before the following	504,982	70,326
Sale of Property Plant & Equipment	-	-
Net Income (Loss) before taxes	504,982	70,326
Income tax recovery (expense)	-	(288,800)
Net Income (Loss) for the Period from continuing operations	504,982	(218,474)
Net Loss for the Period from discontinued operations (Note 16)	(92,645)	(480,285)
Net Comprehensive Income (Loss) for the Period	412,337	(698,759)
Basic and Diluted Earnings
(Loss) Per Share from continuing operations	0.01	(0.00)
Basic and Diluted Earnings
(Loss) Per Share from discontinued operations	(0.00)	(0.01)
Weighted Average Number of Common Shares Outstanding
Basic	55,160,086	54,443,422
Diluted	55,160,086	54,443,422

See notes to consolidated financial statements

Kelso Technologies Inc. Consolidated Statements of Cash Flows For the three months ended March 31, 2025 and 2024(Unaudited – Prepared by Management) (Expressed in US Dollars)

	March 31,	March 31,
	2025	2024
Operating Activities
Net income (loss) from continuing operations	504,982	(218,474)
Items not involving cash
Amortization of equipment and patent	24,937	27,838
Share-based expense	-	-
Unrealized foreign exchange	(105,793)	25,218
	424,126	(165,418)
Changes in non-cash working capital
Accounts receivable	(500,169)	126,568
Prepaid expenses and deposit	(24,748)	16,402
Inventory	424,761	(448,078)
Accounts payable and accrued liabilities	(19,770)	441,192
Income tax payable	-	288,800
	(119,926)	424,884
Cash Used in Operating Activities from Continuing Operations	304,200	259,466
Cash Used in Operating Activities from Discontinued Operations	(164,456)	(194,031)
	139,744	65,435
Investing Activities
Acquisition of property, plant and equipment	-	(9,169)
Acquisition of intangible assets	-	-
Cash used in Investing Activities from Continuing Operations	-	(9,169)
Cash used in Investing Activities from Discontinued Operations	25,334	(382,169)
	25,334	(391,338)
Financing Activities
Lease liability payments	-	-
Cash Used in Financing Activities from Continuing Operations	-	-
Cash Used in Financing Activities from Discontinued Operations	(6,829)	(16,636)
	(6,829)	(16,636)
Foreign exchange effect on cash	105,793	(25,218)
Inflow (Outflow) of Cash	264,041	(367,757)
Cash, Beginning of Period	153,147	1,433,838
Cash, End of Period	417,188	1,066,081

Supplemental Cash Flow Information (Note 12)

See notes to consolidated financial statements

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Kelso Technologies Inc. (the "Company") was incorporated under the laws of British Columbia on March 16, 1987. Kelso is a diverse product engineering company that specializes in the research, development, production and distribution of proprietary equipment used in various transportation applications. Over the past decade the Company's reputation has been earned as a developer and reliable supplier of high-quality rail tank car equipment used in the handling and containment of hazardous and non- hazardous commodities during transport.  In addition, the Company was previously developing proprietary service equipment to be used in transportation applications. During the year ended December 31, 2024, the Company ceased development activities within its subsidiary, KIQ X Industries Inc. ("KIQ X"), related to the active suspension control system (Note 16).

The Company trades on the Toronto Stock Exchange ("TSX") under the symbol "KLS" and used to trade on the New York Stock Exchange ("NYSE") under the trading symbol "KIQ". The Company listed on the TSX on May 22, 2014 and on the NYSE on October 14, 2014. The Company delisted from the NYSE on March 26, 2024. The Company's head office is located at 305-1979 Old Okanagan Hwy, West Kelowna, British Columbia, V4T 3A4.

2. BASIS OF PREPARATION

(a) Statement of compliance:

These consolidated financial statements of the Company have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments, which are stated at their fair values. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b) Basis of presentation and consolidation:

The consolidated financial statements include the accounts of the Company and its integrated wholly owned subsidiaries, Kelso Technologies (USA) Inc., Kel-Flo Industries Inc., KIQ X ,and KXI Wildertec Industries Inc. which are all Nevada, USA corporations except KIQ X and KXI Wildertec Industries Inc., which were incorporated in British Columbia, Canada. Intercompany transactions and balances have been eliminated on consolidation.  Subsidiaries are consolidated from the date upon which control is acquired by the Company and all material intercompany transactions and balances have been eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

(c) Functional and presentation currency:

The functional and presentation currency of the Company and its subsidiaries is the US dollar ("USD").

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty:

The preparation of consolidated financial statements in conformity with IFRS Accounting Standards requires the Company's management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and may impact future periods.

Significant management judgments

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

(i) Income taxes:

The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company generating future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in classifying transactions and assessing probable outcomes of tax positions taken, and in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

(ii) Functional currency:

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined its functional currency and that of its subsidiaries is the USD.  Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions that determined the primary economic environment.

(iii) Research and development expenditures:

The application of the Company's accounting policy for research and development expenditures requires judgment in determining whether an activity is determined to be research or development, and if deemed to be development, whether it is probable that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If new information becomes available indicating that it is unlikely that future economic benefits will flow to the Company, the amount capitalized is written off to profit or loss in the period the new information becomes available.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued):

Significant management judgments (continued)

(iv) Treatment of restricted share units:

The treatment of restricted share units ("RSUs") requires management to apply judgment in assessing the terms and conditions of the grant, as well as the historical method of settlement, to determine whether RSUs will be equity-settled or cash-settled.

(v) Assets held for sale and discontinued operations:

Judgment is required in determining whether an asset meets the criteria for classification as "assets held for sale" in the consolidated statements of financial position. Criteria considered by management includes the existence of and commitment to a plan to dispose of the assets, the expected selling price of the assets, the expected timeframe of the completion of the anticipated sale, and the period of time any amounts have been classified within assets held for sale. In addition, there is a requirement to periodically evaluate and record assets held for sale at the lower of their carrying value and fair value less costs to sell.

Judgment is applied in determining whether disposal groups represent a component of the entity, the results of which should be recorded as discontinued operations in the consolidated statements of operations and comprehensive income loss.

Estimation uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below.  Actual results may be substantially different.

(i) Impairment of long-lived assets:

Long-lived assets consist of intangible assets and property, plant and equipment.

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Intangible assets with indefinite useful lives and those not in use are tested for impairment annually. When an individual asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued):

Estimation uncertainty (continued)

(i) Impairment of long-lived assets (continued):

Recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

(ii) Useful lives of depreciable assets:

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain intangible assets and equipment.

(iii) Inventories:

The Company estimates the net realizable value of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions could impact the Company's inventory valuation and impact gross margins.

(iv) Share-based expense:

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. For equity settled awards, the fair value is charged to the consolidated statements of operations and comprehensive income loss and credited to reserves, over the vesting period using the graded vesting method, after adjusting for the estimated number of awards that are expected to vest.

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted for share-based payments made to employees or others providing similar services. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires making assumptions to determine the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option or warrant, volatility, expected forfeiture rate and dividend yield. Changes in these assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's share-based awards. Warrant liabilities are accounted for as derivative liabilities as they are exercisable in Canadian dollars (note 10).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

2. BASIS OF PREPARATION (Continued)

(d) Significant management judgments and estimation uncertainty (continued):

Estimation uncertainty (continued)

(iv) Share-based expense (continued):

Equity-settled restricted and deferred share units are measured using the fair value of the shares on the grant date. Cash-settled restricted and deferred share units are measured using the fair value of the shares on the settlement date (Note 10).

(v) Allowance for credit losses:

The Company provides for doubtful debts by analyzing the historical default experience and current information available about a customer's creditworthiness on an account-by-account basis. Uncertainty relates to the actual collectability of customer balances that can vary from the Company's estimation.

(vi) Lease liability:

The Company uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency, and geographic location. Where the rate implicit in the lease is not readily determinable, the discount rate of the lease obligations are estimated using a discount rate similar to the Company's specific borrowing rate. This rate represents the rate that the Company would incur to obtain the funds necessary to purchase the asset of a similar value, with similar payment terms, and security in a similar environment. The Company applies judgment in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term.

(e) Approval of the consolidated financial statements:

The consolidated financial statements of the Company for the year three months ended March 31, 2025 were approved and authorized for issue by the Board of Directors on April 30, 2025.

(f) New accounting standards issued but not yet effective:

The Company has performed an assessment of new standards issued by the International Accounting Standards Board that are not yet effective. The Company has assessed that the impact of adopting these accounting standards on its consolidated financial statements would not be significant.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES

The following is a summary of material accounting policies:

(a) Inventory:

Inventory components include raw materials and supplies used to assemble valves and other products, as well as finished valves and other finished products. All inventories are recorded at the lower of cost on a weighted average basis and net realizable value. The stated value of all inventories includes purchase and assembly costs of all raw materials and supplies, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence. When a circumstance that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed. The amount of the reversal is limited to the amount of the original write-down.

(b) Intangible assets:

Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired.  The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period.  A change in the expected useful life of the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Patents	- 5 years
Rights	- 2 years
Intellectual Property	- 7 years

Amortization begins when the intangible asset is ready for use. Product and technology development costs, which meet the criteria for deferral and are expected to provide future economic benefits with reasonable certainty are deferred and amortized over the estimated life of the products or technology once commercialization commences.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(c) Property, plant and equipment:

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses, if any. Leasehold improvements and prototypes are amortized on a straight-line basis over the lease term and estimated useful life respectively.  Amortization is calculated over the estimated useful life of the property, plant and equipment at the following annual rates:

Building	- 4% declining-balance
Production equipment	- 20% declining-balance
Leasehold improvements	- 5 year straight-line
Prototypes	- 2 year straight-line

(d) Revenue recognition:

Revenues from the sale of valves, manway securement systems and related products is recognised when all the performance obligations identified in the customer contract, typically consisting of a purchase order, are satisfied. The performance obligations in a typical purchase order are the manufacture of the pressure relief valve, manway securement system, and related accessories and delivery of those items. The Company recognizes revenue when collection is reasonably assured.

(e) Impairment of long-lived assets:

The Company's tangible and intangible assets with definite useful lives are reviewed for any indication of impairment at each statement of financial position date. If indication of impairment exists, the asset's recoverable amount is estimated. Intangible assets not yet available for use or those with indefinite useful lives are tested annually for impairment. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of cash inflow from other assets or groups of assets.

The recoverable amount is the greater of the asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(f) Income taxes:

(i) Current and deferred income taxes:

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations and comprehensive income loss.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(f) Income taxes (continued):

(i) Current and deferred income taxes (continued):

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis.

Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(ii) Texas margin tax:

Effective January 1, 2007, the state of Texas enacted an annual franchise tax known as the Texas margin tax, which is equal to 1% of the lesser of: (a) 70% of a taxable entity's revenue; and (b) 100% of total revenue less, at the election of the taxpayer: (i) cost of goods sold; or (ii) compensation. A provision for the margin tax owing has been recorded in the consolidated statements of operations and comprehensive income loss.

(g) Foreign currency translation:

The accounts of foreign balances and transactions are translated into USD as follows:

(i) Monetary assets and liabilities, at the rate of exchange in effect at the consolidated statement of financial position date;

(ii) Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net income (loss).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(h) Earnings per share:

The Company presents basic earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of earnings and diluted loss per share during the period excludes the effects of various conversions and exercise of options and warrants that would be anti-dilutive.

(i) Share-based expense:

The Company has a stock option plan, restricted share unit plan, and deferred share unit plan, which are described in note 10. The Company grants equity-settled share-based awards to directors, officers and employees, and consultants. Share-based expense to employees is measured at the fair value of the equity instruments at the grant date. The fair value of share options is measured using the Black-Scholes option pricing model. Restricted and deferred share units are measured using the fair value of the shares on the grant date.  The share-based expense to employees is recognized over the vesting period using the graded vesting method.

Fair value of share-based expenses for non-employees is recognized and measured at the date the good or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based expense is measured at the fair value of the equity instrument issued.

For both employees and non-employees, the fair value of equity-settled share-based expense is recognized on the consolidated statements of operations and comprehensive income loss, with a corresponding increase in reserves. The amount recognized as expense is adjusted to reflect the number of awards expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based expense in reserves is transferred to capital stock. When restricted share units ("RSUs") are settled in shares, the recorded fair value is transferred from reserves to capital stock.

For both employees and non-employees, the fair value of cash-settled RSUs is recognized as share-based expense, with a corresponding increase in RSU liability over the vesting period. The amount recognized as an expense is based on the estimate of the number of RSUs expected to vest. Cash-settled RSUs are measured at their fair value at each reporting period on a mark-to-market basis. Upon vesting of the cash settled RSUs, the RSU liability is reduced by the cash payout.

After the initial grant of RSUs, the Company may determine that equity-settled awards should be treated as cash-settled going forward. In this instance, the change is accounted for as a modification of the original awards. On the date of modification, a liability is recognized based on the fair value of the vested awards to date. A corresponding reduction in reserves is recognized only to the extent of the fair value of the original awards. Any incremental fair value of the cash-settled award over the equity-settled award on modification date is recognized immediately in share-based expense.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(j) Capital stock:

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Any previously recorded share-based expense included in the share-based expenses reserve is transferred to capital stock on exercise of options and warrants. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance.  The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock, and any related amount recorded in warrants reserve is transferred to capital stock.

Canadian dollar denominated share purchase warrants are classified as a derivative warrant liability under the principles of IFRS 9 Financial Instruments (note 10). As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the USD, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company's functional currency will be received upon exercise. These types of share purchase warrants are recognized at fair value using a option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in profit or loss. Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company's functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to capital stock. The proceeds generated from the payment of the exercise price are also allocated to equity.

(k) Financial instruments:

(i) Financial assets:

Initial recognition and measurement

The Company recognizes a financial asset when it becomes a party to the contractual provisions of the instrument. A financial asset is measured initially at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. On initial recognition, a financial asset is classified as measured at amortized cost or fair value through profit or loss. A financial asset is measured at amortized cost if it meets the conditions that: i) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows, ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and iii) is not designated as fair value through profit or loss.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued):

(i) Financial assets (continued):

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as follows:

Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit and loss are carried in the consolidated statements of financial position at fair value with changes in fair value therein, recognized in the consolidated statements of operations and comprehensive income loss. The Company classifies cash as measured at fair value through profit or loss.

Financial assets measured at amortized cost

A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment allowance. The Company classifies accounts receivable, prepaid expenses and deposits as measured at amortized cost.

Derecognition

A financial asset or, where applicable a part of a financial asset or part of a group of similar financial assets is derecognized when:

• The contractual rights to receive cash flows from the asset have expired; or

• The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

(ii) Financial liabilities:

Financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires. Financial liabilities are classified as either financial liabilities at fair value through profit or loss or financial liabilities subsequently measured at amortized cost. All interest-related charges are reported in profit or loss within interest expense, if applicable.

Amortized cost

A financial liability at amortized cost is initially measured at fair value less transaction costs directly attributable to the issuance of the financial liability. Subsequently, the financial liability is measured at amortized cost based on the effective interest rate method. The Company classifies accounts payable and accrued liabilities, income tax payable and lease liabilities as measured at amortized cost.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(k) Financial instruments (continued):

(ii) Financial liabilities (continued):

Fair value through profit or loss ("FVTPL")

A financial liability measured at FVTPL is initially measured at fair value with any associated transaction costs being recognized in profit or loss when incurred. Subsequently, the financial liability is re-measured at fair value, and a gain or loss is recognized in profit or loss in the reporting period in which it arises. The Company classifies derivative warrant liability and RSU liability as measured at FVTPL.

Derecognition

The Company derecognizes a financial liability when the financial liability is discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of loss and comprehensive income loss.

(iii) Fair value hierarchy:

The Company categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate fair values. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and liabilities in Level 2 are valued using inputs other than quoted prices for which all significant inputs are based on observable market data. Level 3 valuations are based on inputs that are not based on observable market data.

(l) Leases:

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset ("ROU asset"), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments.

IFRS 16 Leases, provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated amortization, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is amortized from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(l) Leases (continued):

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

• Fixed payments, including in-substance fixed payments;

• Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

• Amounts expected to be payable under a residual value guarantee;

• The exercise price under a purchase option that the Company is reasonably certain to exercise;

• Lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and

• Penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in profit or loss in the period in which they are incurred.

The ROU assets are presented within "Property, plant and equipment" and the lease liabilities are presented in "Lease liability" on the consolidated statements of financial position.

(m) Research and development:

The Company incurs costs on activities that relate to research and development of new products. Research and development costs are expensed, except in cases where development costs meet certain identifiable criteria for deferral, including technical and economic feasibility. Development costs are capitalized only if the expenditures can be reassured reliably, the product or process is technically and commercial feasible, future economic benefits are probable, and the Company intends to, and has sufficient resources to, complete development and to use or sell the asset. Deferred development costs are amortized over the life of related commercial production, or in the case of serviceable property and equipment, are included in the appropriate property group and are depreciated over the estimated useful life. As at March 31, 2025, the Company has capitalized $1 (2024 - $1) of research and development costs as part of intellectual property (Note 8).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

3. MATERIAL ACCOUNTING POLICIES (Continued)

(n) Provisions and contingent liabilities:

Provisions for losses arising from claims, litigation and other sources are recognized when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount can be reasonably estimated. Provisions are adjusted as additional information becomes available or circumstances change. Contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

4. CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders' equity.

The Company's objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company's capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. There have been no changes to the Company's approach to capital management during the three months ended March 31, 2025.  Management reviews the capital structure on a regular basis to ensure the above objectives are met. The Company is not subject to externally imposed capital requirements.

5. FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company's financial instruments classified as level 1 in the fair value hierarchy are cash, accounts receivable, prepaid expenses, deposits, and accounts payable and accrued liabilities and income tax payable, as their carrying values approximate their fair values due to their short-term nature. The RSU liability is classified as level 1 as its value is based on the market price of the Company's common shares. The lease liability is classified as level 3.

The Company has exposure to the following risks from its use of financial instruments:

• Credit risk;

• Liquidity risk; and

• Market risk.

(a) Credit risk:

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is held with major Canadian and US financial institutions and the Company's concentration of credit risk for cash and maximum exposure thereto is $417,188 (2024 - $153,147).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(a) Credit risk (continued):

With respect to its accounts receivable, the Company assesses the credit ratings of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management's expectations. The Company's credit risk with respect to customers' accounts receivable and maximum exposure thereto is $1,168,524 (2024 - $982,114). The Company's concentration of credit risk for accounts receivable with respect to its significant customers is as follows: Customer A is $570,896 (2024 - $62,204), Customer B is $375,035 (2024 - $482,500), Customer C is $125,057 (2024 - $127,691), and Customer D is $97,535.90 (2024 - $44,044) (Note 13).

To reduce the credit risk of accounts receivable, the Company regularly reviews the collectability of the customers' accounts receivable to ensure there is no indication that these amounts will not be fully recoverable. The Company's aging of customer accounts receivable, excluding goods and services tax receivable, at March 31, 2025 and December 31, 2024 is as follows:

	March 31,	December 31,
	2025	2024
Current	$746,696	$732,392
1 - 60 days	413,647	203,164
61 days and over	8,181	46,558
	$1,168,524	$982,114

(b) Liquidity risk:

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company's reputation.

At March 31, 2025, the Company has $417,188 (2024 - $153,147) of cash to settle current liabilities of $2,184,536 (2024 - $2,282,409) consisting of the following: accounts payable and accrued liabilities of $2,040,785 (2024 - $2,138,658), income tax payable of $68,024 (2024 - $68,024), the current portion of lease liability of $56,997 (2024 - $56,997), and RSU liability of $18,730 (2024 - $18,730). All payables classified as current liabilities are due within a year. The amount of the Company's remaining undiscounted contractual maturities for the lease liability is approximately $109,074 (2024 - $124,387) due within one to three years (Note 9).

During the three months ended March 31, 2025, the Company had drawn down $250,000 and has $250,000 available on the line of credit. Amounts drawn on the line of credit bear interest at the Wall Street Journal prime rate (WSJ Prime Rate) plus 1.00%. At March 31, 2025, the WSJ Prime Rate was 7.50%. The line of credit is secured by a general security agreement over the Company's assets.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

5. FINANCIAL INSTRUMENTS (Continued)

(c) Market risk:

The significant market risks to which the Company could be exposed are interest rate risk and currency risk.

(i) Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. As at March 31, 2025, and December 31, 2024, the Company is not exposed to significant interest rate risk.

(ii) Currency risk:

The Company is exposed to currency risk to the extent expenditures incurred or funds received, and balances maintained by the Company are denominated in Canadian dollars ("CAD"). The Company does not manage currency risk through hedging or other currency management tools.

As at March 31, 2024 and December 31, 2024, the Company had the following net monetary assets (liabilities) denominated in CAD (amounts presented in USD):

	March 31,	December 31,
	2025	2024
Cash	$21,630	$32,456
Accounts receivable	24,741	70,075
Accounts payable and accrued liabilities	(125,393)	(278,780)
	$(79,022)	$(176,249)

Based on the above, assuming all other variables remain constant, a 9% (2024 - 9%) weakening or strengthening of the USD against the CAD would result in approximately $7,112 (2024 - $15,862) foreign exchange loss or gain in the consolidated statements of operations and comprehensive income loss.

6.  INVENTORY

	March 31,	December 31,
	2025	2024
Finished goods	$86,787	$94,207
Raw materials and supplies	2,531,201	2,948,542
	$2,617,988	$3,042,749

Included in cost of goods sold is $1,399,374 (Q1-2024 - $1,207,025) of direct material costs recognized as expense.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

7. PROPERTY, PLANT AND EQUIPMENT

			Leasehold	Production		ROU
Cost	Land	Building	Improvements	Equipment	Prototypes	Asset	Total
Balance, December 31, 2023	$12,558	$2,963,983	$43,715	$1,032,070	$3,925,375	$316,470	$8,294,171
Additions	0	0	0	69,245	758,454	219,408	1,047,107
Disposals	0	0	0	-134,121	0	0	-134,121
Lease reduction (Note 9)	0	0	0	0	0	-162,238	-162,238
Impairment (Note 16)	0	0	0	-55,047	-585,843	0	-640,890
Transfer to assets held for sale (Note 16)	0	0	0	-10,425	-79,294	0	-89,719
Balance, December 31, 2024	$12,558	$2,963,983	$43,715	$901,722	$4,018,692	$373,640	$8,314,310
Additions	$0	$1	$0	$0	$0	$0	$1
Disposals	0	0	0	-35,163	0	-8,558	-43,721
Balance, March 31, 2025	$12,558	$2,963,984	$43,715	$866,559	$4,018,692	$365,082	$8,270,590
Accumulated Amortization
Balance, December 31, 2023	$0	$965,163	$43,715	$819,906	$3,010,363	$299,848	$5,138,995
Amortization	0	78,762	0	48,557	1,008,328	74,001	1,209,648
Disposals	0	0	0	-79,878	0	-117,004	-196,882
Balance, December 31, 2024	$0	$1,043,925	$43,715	$788,585	$4,018,691	$256,845	$6,151,761
Amortization	0	19,690	0	0	0	6,029	25,719
Disposals	0	0	0	-29,916	0		-29,916
Balance, March 31, 2025	$0	$1,063,615	$43,715	$758,669	$4,018,691	$262,874	$6,147,564
Carrying Value
December 31, 2024	$12,558	$1,920,058	$0	$113,137	$1	$116,795	$2,162,549
March 31, 2025	$12,558	$1,900,369	$0	$107,890	$1	$102,208	$2,123,026

Included in cost of goods sold is $21,196 (2024 - $23,663) of amortization related to property, plant and equipment.

Included in amortization expense is $3,741 (2024 - $4,176) of amortization related to property, plant and equipment.

Included in research expense is $Nil (2024 - $156,876) of amortization related to property, plant and equipment.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

8. INTANGIBLE ASSETS

Cost	Patent	Rights	Intellectual Property	Total
Balance, December 31, 2023	$40,840	$672,959	$471,311	$1,185,110
Additions	-	-	-	-
Impairment (Note 18)	-	-	(471,310)	(471,310)
Balance, December 31, 2024	$40,840	$672,959	$1	$713,800
Accumulated Amortization
Balance, December 31, 2023	$40,840	$672,959	$-	$713,799
Amortization	-	-	-	-
Balance, December 31, 2024 and March 31, 2025	$40,840	$672,959	$-	$713,799
Carrying Value
December 31, 2024 and March 31, 2025	$-	$-	$1	$1

During the year ended December 31, 2010, the Company entered into an agreement to acquire a patent related to their manway securement systems. The Company is obligated to pay a 5% royalty in accordance with the agreement.

On November 10, 2016, the Company entered into a technology development agreement to acquire all intellectual property rights (the "Products") of G&J Technologies, Inc. (the "Vendor"). The Vendor also entered into a consulting agreement with the Company for a fee of $10,000 per month.

The Company is also required to pay a royalty to the Vendor of 2.5% of the net sales earned by the Company, to be paid within 30 days of the end of each calendar quarter. As at March 31, 2025, the Company has not earned any revenue from the sale of the Products.

On October 25, 2021, the Company entered into a technology services agreement with a third-party developer (the "Agreement") to further develop its internal intellectual property related to the active suspension control system for no road vehicles. The Agreement consists of total payments of $663,419 ($810,000 CAD). Intellectual property developed under the Agreement will be the property of the Company and certain background technology of the developer will be licensed by the Company for the purpose of manufacturing and selling the related products. The royalty payment for the license will be $27,000 CAD per year for a period of 10 years (the "License Fee") with the first-year fee waived and the second year discounted 50%. If the Company purchases a minimum of 10 control systems designed under the Agreement in any year, the License Fee for that year will be waived. The Company may receive an unrestricted license to use the background technology of the developer at any time by paying the cumulative remaining License Fees plus a one-time payment of $50,000

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

9. LEASE LIABILITY

The Company has a lease agreement for its warehouse space in West Kelowna, British Columbia.

The continuity of the lease liability for the period ended March 31, 2025 and December 31, 2024 is as follows:

Lease liability	Warehouse	Vehicles	Total
Lease liability, December 31, 2023	$16,636	$-	$16,636
Additions	383,391	-	383,391
Lease payments	(106,099)	-	(106,099)
Lease reduction	(178,025)	-	(178,025)
Lease liability, December 31, 2024	$115,903	$-	$115,903
Lease payments	(6,829)	-	(6,829)
Lease liability, March 31, 2025	$109,074	$-	$109,074
Current portion	$56,997	-	$56,997
Long-term portion	52,077	-	58,906
	$109,074	$-	$109,074

During the year ended December 31, 2024, the Company entered into a new lease, commencing February 1, 2024, for a period of three years. The new lease resulted in an increase to the lease liability of $383,391. On September 6, 2024, the lease was renegotiated to reduce the lease space in use, which resulted in a lease liability reduction of $178,025.

10. CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preferred shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preferred shares. No preferred shares have been issued.

Unlimited common shares without par value.

(a) Common shares:

There were no share issuances during the three months ended March 31, 2025.

During the year ended December 31, 2024, the Company issued 716,664 common shares valued at $152,020. These shares were issued pursuant to RSU agreements.

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options:

The Company has a stock option plan (the "Plan") available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise	Expiry	December 31,			Forfeited/	March 31,
Price	Date	2024	Granted	Exercised	Expired	2025
$0.76(USD)	February 11, 2025	-	-	-	(200,000)	-
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		1,660,000	-	-	(910,000)	750,000
Total exercisable		1,660,000	-	-	(910,000)	750,000

Exercise	Expiry	December 31,			Forfeited/	December 31,
Price	Date	2023	Granted	Exercised	Expired	2024
$0.78(USD)	August 19, 2024	700,000	-	-	(700,000)	-
$0.82(USD)	November 8, 2024	10,000	-	-	(10,000)	-
$0.76(USD)	February 11, 2025	200,000	-	-	-	200,000
$0.75(USD)	August 18, 2025	750,000	-	-	-	750,000
Total outstanding		1,660,000	-	-	(710,000)	950,000
Total exercisable		1,660,000	-	-	(710,000)	950,000

A summary of the Company's stock options as at March 31, 2025 and December 31, 2024 and changes for the periods then ended are as follows:

		Weighted
		Average Exercise
	Number	Price
Outstanding, December 31, 2023	1,660,000	$0.76
Expired	(710,000)	$0.78
Outstanding and exercisable, December 31, 2023	950,000	$0.75
Expired	(200,000)	$0.76
Outstanding and exercisable, December 31, 2024	750,000	$0.75

The weighted average contractual life for the remaining options at March 31, 2025 is 0.42 years (2024 - 0.52 years).

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(b) Stock options (continued):

Share-based expense

Share-based expense of $Nil (2024 - $Nil) was recognized in the three months ended March 31, 2025 for stock options.

(c) Restricted share units:

On April 28, 2021, the Company implemented a Restricted Share Unit Plan (the "RSU Plan"). Pursuant to the RSU Plan, the Company will grant RSUs to directors, officers, employees, and consultants for services as approved from time to time by the Board. The maximum number of common shares made available for issuance pursuant to the RSU Plan shall not exceed 5% of common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation arrangements. The vesting terms, settlement, and method of settlement of the RSUs granted under the RSU Plan will be determined by the Board of Directors.

A summary of the Company's RSUs as at March 31, 2025 and December 31, 2024 and changes for the periods then ended, are as follows:

Outstanding, December 31, 2023	915,814
Settled	(716,664)
Repurchased	(251,667)
Cancelled / forfeited	(155,826)
Granted	750,000
Outstanding December 31, 2024 and March 31, 2025	541,657

During the year ended December 31, 2024, the Company granted 750,000 (2023 - 525,000; 2022 - 410,000) Incentive RSUs with an estimated fair value of $92,837 (2023 - $61,574; 2022 - $123,000) based on the fair market value of one common share on the date of issuance. The fair value will be recognized as an expense using the graded vesting method over the vesting period. The RSUs granted in 2024 vest as follows: 66.66% immediately, 16.67% one year after grant, and 16.67% the second year after grant. The RSUs granted in 2023 and 2022 vest as follows: 33% one year after grant and 33% every year thereafter.

During the year ended December 31, 2024, the Company repurchased 251,667 (2023 - 130,850) equity-settled RSUs with a fair value of $38,655 (2023 - $66,073) through a cash payment of $32,625 (2023 - $25,288) based on an average share price of $0.13 (2023 - $0.19) on vesting date, and recorded a gain on repurchase of RSUs of $6,030 (2023 - $40,785).

For the period ended March 31, 2025 and year ended December 31, 2024, the RSU liability decreased to $18,730 to recognize the vested portion of previously granted and outstanding RSUs. This represents 541,657 (2023 - 915,814) RSUs valued at $0.13 (2023 - $0.15).

In connection with the RSUs awarded, the Company recognized share-based expense of $165,510 (2023 - $129,490) for the year ended December 31, 2024

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

10. CAPITAL STOCK (Continued)

(d) Deferred share units:

On April 28, 2021, the Company implemented a Non-Employee Directors Deferred Share Unit Plan (the "DSU Plan"). Pursuant to the DSU Plan, non-employee directors may elect to receive deferred share units ("DSUs") in lieu of a cash payment of up to 50% of their annual base compensation determined by the Board. The maximum number of common shares made available for issuance pursuant to the DSU Plan shall not exceed 2% of the common shares issued and outstanding and shall not exceed 10% of the common shares issued and outstanding less any common shares reserved for issuance under all other share compensation agreements. At December 31, 2024 and 2023, no DSUs have been granted to non-employee directors.

11. RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company's directors and other members of key management, being the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer who have the authority and responsibility for planning, directing and controlling the activities of the Company consist of the following amounts:

	March 31,	March 31,
	2025	2024
Management compensation	$196,077	$180,000
Directors' fees	28,750	40,750
	$224,827	$220,750

During the three months ended March 31, 2024, the Company paid consulting fees of $15,000 to a consulting company owned by the spouse of the previous Chief Executive Officer. The consulting agreement was terminated at the end of the second quarter of 2024.

12. SUPPLEMENTAL CASH FLOW INFORMATION

	March 31,	March 31,
	2025	2024
Proceeds from sale of equipment included in accounts receivable	$35,671	-
Interest paid	$4,604	$4,357

13. SIGNIFICANT CUSTOMERS

The following table represents sales to individual customers exceeding 10% of the Company's revenues:

	March 31,	March 31,
	2025	2024
Customer A	$1,131,742	$1,169,385
Customer B	$684,888	$55,145
Customer C	$280,975	$525,914
Customer D	$241,068	$428,903

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

The customers are major US corporations who have displayed a pattern of consistent timely payment of amounts owing from sales.

14. EMPLOYEE BENEFITS

Total employee benefit expenses, including salary and wages, management compensation, share-based expense and benefits for the three months ended March 31, 2025 amounted to $663,838 (2024 - $734,727).

15. SEGMENTED INFORMATION

The Company operates one business segment with operations and long-term assets in the United States. The business segment consists of the design, production and distribution of various proprietary products for the rail sector. At March 31, 2025, long-term assets of $2,020,817 (2024 - $2,045,753) relates to this segment.

During the year ended December 31, 2024, the Company ceased operations in its KXI segment and, as such, has disclosed it as a discontinued operation (Note 16). Prior to the ceased operations, the Company also operated a segment development the KXI HD control system for no road vehicles. As at March 31, 2025, long-term assets of $116,796  (2024 - $116,796) relates to the heavy-duty suspension control system located in Canada.

16. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

During the year ended December 31, 2024, the Company opted to cease operations related to the development of its KXI HD control system (within its wholly-owned subsidiary, KIQ X). Management determined the operations of KIQ X to have met the definition of discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Consequently, the operations of KIQ X have been classified separately from the Company's continuing operations to net loss from discontinued operations as a single line in the consolidated statements of operations and comprehensive income loss.

As a result of ceasing operations within KIQ X, indicators of impairment existed leading to a test of the recoverable amount of the KIQ X cash-generating unit, which consists of equipment, prototypes and intangible assets. A value-in-use calculation is not applicable as the Company does not have any expected cash flows from using the assets at this stage of operations. In estimating the fair value less costs of disposal, management estimated a recoverable amount of $70,187, representing the pending sale transactions as at March 31, 2025 compared to $89,719 at December 31, 2024. As this valuation technique requires management's judgment and estimates of the recoverable amount, it is classified within Level 3 of the fair value hierarchy

Kelso Technologies Inc. Notes to Consolidated Interim Financial Statements For the three months ended March 31, 2025 and 2024 (Unaudited – Prepared by Management)(Expressed in US Dollars)

16. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (Continued)

For the three months ended March 31, 2025 and 2024, the loss from discontinued operations relate to the following:

	Three Months Ended	Three Months Ended
	March 31, 2025	March 31, 2024
Expenses
Consulting and filing fees		43,859
Accounting and legal	18,125	47,154
Office and administration	12,776	120,627
Research	-	156,876
Travel	-	1,811
Marketing	-	16,754
Foreign exchange loss (gain)	43,187	51,793
Amortization	21,975	41,411

Loss before the following	(96,063)	(480,285)
Sale of Property Plant & Equipment	3,418	-

Net Loss from Discontinued Operations	(92,645)	(480,285)

Cash flows
Operating activities	(164,456)	(194,031)
Investing activities	25,334	(382,169)
Financing activities	(6,829)	-
Cash flows used in discontinued operations	(145,951)	(576,200)

17. SUBSEQUENT EVENT

On April 22, 2025, the Company announced that Anthony (Tony) Andrukaitis will retire as Director from the Board effective June 3rd, 2025, and as Chief Operating Officer effective June 30th, 2025. EVP Amanda Smith will assume the role of COO at that time. Additionally, the company and the board welcomed Mark Temen of Phoenix, Arizona, as the sixth member of the Kelso board.